UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
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                         SEC FILE NUMBER: 000-29915
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                         CUSIP NUMBER: 16946N 10 3
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NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 2003
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission Has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION



                      CHINA XIN NETWORK MEDIA CORPORATION
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   (Exact name of small business issuer as specified in its charter)


            FLORIDA                                  65-0786722
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(State or other jurisdiction of          (IRS Employer Identification No.)
 incorporation or organization)



             1111 Brickell Avenue, 11th Floor, Miami, Florida 33130
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                 (Address of principal executive offices)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-QSB, could not be filed within the prescribed time period:


Mr. Michael Tremis was appointed to the Board of Directors of CXN and nominated as President, CEO and Chairman on January 29, 2004. Due to change in Management, we require more time to finalize certain elements of the quarterly report. The report will be completed on or before February 20, 2004. Completing this report by the prescribed deadline is not possible without unreasonable effort and expense.

PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

   MICAHEL TREMIS                514                 338-3805
   --------------            -----------         -----------------
   (Name)                    (Area Code)         (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ] No [X]

                       CHINA XIN NETWORK MEDIA CORPORATION
                       -----------------------------------
                    (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

February 15, 2004        By: //s MICHAEL TREMIS
------------------        ----------------------
DATE                      MICHAEL TREMIS
                          President, China Xin Network Media Corp.



ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




































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